

07004327

TES
GECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton St SE
(No. and Street)

Ada (City) MI (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Enders (800) 530-9872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road SE Ste. 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
2007
WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn before me, this 27th day of February, 2007, a Notary Public in and for Kent County, Michigan.

(Signature)
NOTARY PUBLIC
My Commission expires 12/01, 2013.

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED
DECEMBER 31, 2006 AND 2005


EHTC



BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

INDEPENDENT AUDITOR'S REPORT

February 26, 2007

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2006	December 31, 2005
Cash	$ 769,067	$ 290,562
Receivables:		
Commissions	141,625	28,641
Related parties	19,775	-
Representatives	9,607	12,752
Prepaid expenses - Insurance and licenses	82,878	109,175
Office furniture and equipment, at cost, less accumulated depreciation of $36,444 and $21,762, respectively	16,728	21,619
Software net of of accumulated amortization of $7,834 and $2,717, respectively	17,277	4,395
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	7,206	21,688
Securities owned, at market value	-	14,548
CRD Daily account	1,332	2,862
TOTAL ASSETS	$ 1,090,495	$ 531,242

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
LIABILITIES:		
Accounts payable:		
Representatives	$ 182,379	$ 135,846
Trade	11,276	18,255
Accrued expenses:		
Wages and salaries	11,474	6,880
Single business tax	3,000	7,013
Payable to broker dealer	-	14,548
Operational accounts - Pershing	690	-
Representative errors and omission insurance deposits	56,610	51,260
Capital lease obligation	6,579	14,104
Total Liabilities	272,008	247,906
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	285,000	285,000
Retained earnings (deficit)	333,487	(201,664)
Total Stockholders' Equity	818,487	283,336
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,090,495	$ 531,242

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF INCOME

	For years ended December 31,					
	2006			2005		
REVENUES:						
Commissions	$	3,625,430	58.80 %	$	4,721,867	85.85 %
Clearing firm commissions		1,115,131	18.09		230,045	4.18
Representative fees		703,253	11.41		530,869	9.65
Registered investment advisor		682,259	11.07		-	-
Handling fees		21,041	0.34		12,315	0.22
Interest		17,472	0.29		5,682	0.10
		6,164,586	100.00		5,500,778	100.00
EXPENSES:						
Commissions		4,563,642	74.03		4,542,503	82.58
Salaries and wages		342,628	5.56		280,028	5.09
Insurance:						
Errors and omissions		235,250	3.82		200,550	3.65
Other		39,966	0.65		26,416	0.48
Rent:			-			-
Software		27,325	0.44		16,775	0.30
Building - related party		18,000	0.29		31,466	0.57
Equipment		6,526	0.11		7,094	0.13
Online services		85,220	1.38		47,720	0.87
Licenses and permits		70,272	1.14		38,290	0.70
Professional fees		47,565	0.77		39,463	0.72
Payroll taxes		28,641	0.46		23,856	0.43
Postage and delivery		20,592	0.33		11,674	0.21
Credit card handling charges		19,622	0.32		17,270	0.31
Clearing and ticket charges		19,342	0.31		18,153	0.33
Office supplies		17,455	0.28		7,345	0.13
Depreciation and amortization		16,799	0.27		13,603	0.25
Representative audits		15,917	0.26		4,239	0.08
Other		11,338	0.18		1,722	0.03
Bad debts		8,197	0.13		10,216	0.19
Telephone		7,941	0.13		5,143	0.09
Plan contributions		6,656	0.11		7,313	0.13
Interest		4,767	0.08		6,714	0.12
Repairs and maintenance		3,635	0.06		4,708	0.09
Conventions and conferences		2,909	0.05		1,535	0.03
Continuing education		2,743	0.04		10,045	0.18
Advertising		2,614	0.04		1,257	0.02
Bank service charge		1,377	0.02		1,309	0.02
Dues and subscriptions		1,225	0.02		863	0.02
Single business tax		1,163	0.02		7,079	0.13
Loss on sale of securities		108	-		-	-
		5,629,435	91.30		5,384,349	97.88
NET INCOME	$	535,151	8.70 %	$	116,429	2.12 %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance at January 1, 2005	12,000	$ 200,000	$ 230,000	$ (318,093)	$ 111,907
Contributions of paid-in capital	-	-	55,000	-	55,000
Net income for the year	-	-	-	116,429	116,429
Balance at December 31, 2005	12,000	200,000	285,000	(201,664)	283,336
Net income for the year	-	-	-	535,151	535,151
Balance at December 31, 2006	12,000	$ 200,000	$ 285,000	$ 333,487	$ 818,487

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	For years ended December 31, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 535,151	$ 116,429
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization expense	16,798	23,819
(Increase) decrease in:		
Receivables	(129,614)	(14,741)
Prepaid expenses	26,297	(39,581)
Operational accounts	14,482	(12,931)
CRD Daily account	2,220	(563)
Increase (decrease) in:		
Accounts payable	39,554	31,243
Accrued expenses	581	8,600
Other liabilities	5,350	51,260
NET CASH PROVIDED BY OPERATING ACTIVITIES	510,819	163,535
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(6,789)	(1,020)
Purchase of software	(18,000)	(3,010)
NET CASH USED BY INVESTING ACTIVITIES	(24,789)	(4,030)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease obligations	(7,525)	(7,141)
Proceeds from paid-in capital	-	55,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(7,525)	47,859
INCREASE IN CASH	478,505	207,364
CASH, Beginning of Year	290,562	83,198
CASH, End of Year	$ 769,067	$ 290,562
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 4,767	$ 6,714

See Independent Auditor's Report
See notes to financial statements

ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Michigan Corporation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2006 and 2005.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

SOFTWARE

Software is being amortized over three years using the straight line method.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT – FASB INTERPRETATION NO. 48

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" (Interpretation). The Interpretation establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures for all entities. The Interpretation is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. Management has evaluated the application of the Interpretation to the Company, and does not anticipate its impact to have a material effect on the Company's financial statements.

CASH

Substantially all cash is on deposit with one financial institution. Balances up to a maximum of $100,000 at the financial institution are covered by federal depository insurance. All remaining balances, approximating $712,562 as of December 31, 2006, were uninsured and uncollateralized.

ADVERTISING COSTS

Advertising expense charged to operations totaled $2,614 and $1,257 for the years ended December 31, 2006 and 2005, respectively.

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

SOFTWARE

Software is being amortized over three years using the straight line method. Software amortization expense for the years ended December 31, 2006 and 2005, was $5,117 and $1,367 respectively. Estimated aggregate amortization expense for each of the next three fiscal years is as follows:

For the year ending December 31:		
	2007	7,274
	2008	7,003
	2009	3,000
		$ 17,277

CAPITAL LEASE OBLIGATION

The Company leases office equipment under a capital lease expiring in November 2007. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. Assets are amortized over the related lease terms. Amortization of $7,491 and $7,491 was charged to depreciation expense for the year ended December 31, 2006 and 2005, respectively.

The following is a summary of property held under capital lease:

	December 31,	
	2006	2005
Equipment	$ 22,474	$ 22,474
Less accumulated depreciation	(16,231)	(8,740)
	$ 6,243	$ 13,734

Capital lease obligation is summarized as follows:

	December 31,	
	2006	2005
Obligation under capital lease. (See note entitled "CAPITAL LEASE".)	$ 6,579	$ 14,104
Less current portion	6,579	7,525
	$ -	$ 6,579

CAPITAL LEASE OBLIGATION (CONTINUED)

Total remaining minimum lease payments required under the aforementioned capital leases, as of December 31, 2006, are as follows:

Year ending December 31, 2007	$	6,738
Total remaining minimum lease commitments		6,738
Less amount representing interest		(159)
Present value of net remaining minimum lease payments (amount included in capital lease obligation)	$	6,579

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $628,963 which was $578,963 in excess of the required net capital of $50,000, and the Company's aggregate indebtedness to net capital ratio was 0.42 to 1. At December 31, 2005, the Company had net capital of $144,455, which was $94,455 in excess of the required net capital of $50,000, and the Company's aggregate indebtedness to net capital ratio was 1.62 to 1.

CONCENTRATION RISK

There were no major representatives who generated ten percent or greater of the Company's revenues during the year ended December 31, 2006. Two major representatives generated $1,681,366 of the Company's commissions revenue during the year ended December 31, 2005. One major representative, who is a former shareholder of the Company, generated $625,831 of the Company's commissions revenue during the year ended December 31, 2005. Of the revenue generated, $1,667,249 was commissions expense to these representatives during the year ended December 31, 2005. Of this amount, $857 was payable to these representatives in commissions at December 31, 2005. At December 31, 2005 accounts receivable on sales produced by those representatives, included in commissions receivable, totaled $46.

RELATED PARTY TRANSACTIONS

The Company rents office space from a related limited liability company. Monthly payments of $1,500 were paid on a month-to-month basis for office space during 2006. A total of $18,000 and $31,466 was charged to expense under this agreement during the years ended December 31, 2006 and 2005, respectively.

Additionally, the Company reimburses a related party on a monthly basis for costs paid on the Company's behalf plus its monthly rent payment. The unpaid portion of these expenses included in accounts payable at year end is $8,317 and $4,922 at December 31, 2006 and 2005, respectively. Total expenses reimbursed for the year ended December 31, 2006 and 2005 were $82,932 and $52,680 respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Marketing Corporation. These related representatives generated $11,667 and $2,685 in revenue during the years ended December 31, 2006 and 2005, respectively. Of this revenue, the amount uncollected and included in commissions receivable at December 31, 2006 and 2005 totaled $0 and $5, respectively.

The Company has a revenue sharing agreement with a related party that was established on November 28, 2006. The revenue sharing agreement generated $39,586 in revenues for the year ended December 31, 2006.

A portion of the revenue generated was paid to these representatives and expensed as commissions expense. In addition to the payment to the representative generating the revenue, an additional commission is also paid to a related representative.

Commission expense paid to related parties is summarized as follows:

	For year ended December 31,	
	2006	2005
Related representative generating revenue	$ 11,038	$ 2,137
Management fee	-	848
Total commissions expense paid to related parties	$ 11,038	$ 2,985

Of the total charged to commissions expense, $0 and $173 is payable to these representatives at December 31, 2006 and 2005, respectively. (See note entitled "CONCENTRATION RISK" for additional information.)

RETIREMENT PLAN

The Company began sponsoring a qualified profit sharing plan with a 401(k) deferred compensation provision on March 1, 2005. All employees who have attained the age of 21 and completed one year of service, as defined in the plan, are eligible to participate in this plan. The plan also provides for mandatory four percent matching contribution. Amounts charged to expense under the plan were $6,656 and $7,313 for the years ended December 31, 2006, and 2005, respectively. The Company is paying a portion of the administrative costs of the plan.

RECLASSIFICATION

Certain amounts in the financial statements for the year ended December 31, 2005 have been reclassified, with no effect on previously reported net income or stockholders' equity, to be consistent with the classification adopted for the year ended December 31, 2006.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

NET CAPITAL:		
Total stockholders' equity		$ 818,487
Total capital		818,487
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Fees commissions non-allowable	48,503	
Representatives	9,607	
Related party	19,775	
Prepaid expenses	82,878	
Office furniture and equipment, net of capital lease obligation	10,149	
Software, net of amortization	17,277	
CRD Daily account	1,332	189,521
TOTAL NET CAPITAL		$ 628,966
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 193,655
Accrued expenses:		
Representative errors and omission insurance deposits		56,610
Wages and salaries		11,474
Single business tax		3,000
Pershing Operational Accounts		690
TOTAL AGGREGATE INDEBTEDNESS		$ 265,429
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement		$ 50,000
Minimum net capital required		$ 17,695
Excess net capital at 1,500 percent		$ 578,966
Excess net capital at 1,000 percent		$ 602,423
Ratio: Aggregate indebtedness to net capital		0.42 to 1

Note: This computation of Net Capital under Rule 15c3-1 agrees to the Focus Report, Part IIA Quarterly 17a-5(a) for the quarter ended December 31, 2006



BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Bobbi L. Bieschke MBA
Christopher L. Mast MBA
Teri S. Stora MBA
Jenna L. Slate MSA

SCHEDULE II –
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
EXEMPT FROM SEC RULE 15c3-3

February 26, 2007

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of USA Financial Securities Corporation (the Company), for the years ended December 31, 2006 and 2005 in accordance with auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm + Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

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